

Mail Stop 3720

December 11, 2006

Mr. Scott Worthington
Chief Financial Officer
Wave Wireless Corporation
255 Consumers Road
Toronto, Ontario M2J 1R4

> **Re:**   **Wave Wireless Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 24, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended June 30, 2006**
> **File No. 0-25356**

Dear Mr. Worthington:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 7A. Pro Forma Financial Statements, page 19

1.   Please revise to delete your pro forma condensed consolidated statements of operations for the year ended December 31, 2004.

Revenue Recognition, page 37

2.   We note that on page 8 of your MD&A section you state that you are focused on supporting your global customer base in connection with your repair and maintenance business. Tell us and disclose how you account for sales related to your repair and maintenance business. Your response should address appropriate accounting literature, including your consideration of EITF 00-21.

Goodwill, page 38

3.   We note your reference to a valuation completed by an outside consulting firm with respect to the valuation of goodwill. While you are not required to refer to this outside valuation consultant, when you do, you should disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the outside valuation consultant, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please comply with this comment in all areas of your financial statements where you have mentioned outside/independent third-party valuations/appraisals.

2. Selected Balance Sheet and Statement of Operations Components, page 41

4.   With regard to your inventory activity:
        - Tell us how you account for inventory adjustments and write downs, including the journal entries used.
        - Please quantify how inventory adjustments have affected your consolidated statement of operations for the periods presented, including specific line items affected.
        - Tell us how you considered SAB Topic 5BB.

5.   With regard to your $8.3 million gains on the settlements of your accounts payable and liabilities in 2004, tell us the nature of these gains.

3. Notes Payable, page 42

6.   With regard to all of your convertible notes payable and warrants attached to these notes, tell us how you considered potential derivative instruments in accordance with SFAS 133 and EITF 00-19. In addition, if applicable, tell us how you evaluated EITF 98-5, as amended by EITF 00-27, with respect to any beneficial conversion feature.

4. Long-Term Debt, page 43

7.   We note your statement that on April 1, 2005, your first amortization payment
        date, you paid $200,000 in cash and the remaining $324,396 was paid in 627,676
        shares of Wave Wireless' common stock. We also note on November 10, 2005
        you exchanged all issued outstanding Notes for a new promissory note of
        $4,153,649. Payments of principal and accrued interest under the New Note is
        amortized and paid by Wave Wireless over a period of eight quarters in either
        cash or shares of Wave Wireless' common stock. In this regard it appears you
        have some type of conversion feature regarding this notes. As such;
        -   Tell us the conversion terms of the notes for shares.
        -   Tell us how you considered SFAS 133 and EITF 00-19 with regard
            to the conversion option.
        -   If applicable, tell us how you evaluated EITF 98-5, as amended by
            EITF 00-27, with respect to any beneficial conversion feature.

5. Stockholders' Equity, page 44
Preferred Stock, page 44

8.   With regard to all of your convertible preferred stock and warrants attached to the
        convertible preferred stock, tell us how you considered potential derivative
        instruments in accordance with SFAS 133 and EITF 00-19. In addition, if
        applicable, tell us how you evaluated EITF 98-5, as amended by EITF 00-27, with
        respect to any beneficial conversion feature.

Common Stock Warrants, page 51

9.   With regard to all of your warrants, tell us how you considered potential
        derivative instruments in accordance with SFAS 133 and EITF 00-19.

6. Employee Benefit Plans, page 52

10.   Tell us and disclose how you account for stock appreciation rights, restricted
        stock, and stock units. Refer to your basis in accounting literature.

7. Restructuring and Other Charges, page 54

11.   Please reclassify your inventory markdowns to cost of sales in accordance with
        EITF 96-9.

12.   Please provide all disclosure required by paragraph 20 of SFAS 146.

14. Selected Quarterly Financial Data, page 57

13.   Please explain large fluctuation between fiscal quarters.

Form 10-QSB for the Fiscal Quarters ended June 30, 2006

3. Acquisition, Discontinued Operations and Assets Held for Sale, page 9

14.   We refer to your statement that on June 19, 2005 you approved the disposal of
        your interest in WaveRider Communications (Australia) Pty Ltd. for cash
        consideration of $370,000 plus contingent consideration of 15% of the trailing 12
        months revenue, payable quarterly in arrears. In this regard, tell us how you
        considered paragraph 42 of SFAS 144 and EITF 03-13 with regard as to whether
        you can classify this transaction as discontinued operations.

                                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director